UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 1)

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☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material under § 240.14a-12

SPIRIT AIRLINES, INC.

(Name of Registrant as Specified In Its Charter)

JETBLUE AIRWAYS CORPORATION

SUNDOWN ACQUISITION CORP.

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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SPECIAL MEETING OF STOCKHOLDERS

OF

SPIRIT AIRLINES, INC.

TO BE HELD ON JUNE 10, 2022

SUPPLEMENT TO

PROXY STATEMENT

OF

JETBLUE AIRWAYS CORPORATION

SUNDOWN ACQUISITION CORP.

SOLICITATION OF PROXIES IN OPPOSITION TO

THE PROPOSED ACQUISITION OF SPIRIT AIRLINES, INC.

BY FRONTIER GROUP HOLDINGS, INC.

This proxy supplement (“Proxy Supplement”) supplements, updates and amends the definitive proxy statement, filed with the Securities and Exchange Commission (the “SEC”) on May 26, 2022 (the “Definitive Proxy Statement”) by JetBlue Airways Corporation, a Delaware corporation (“JetBlue”, “we”, “our” or “us”), and Sundown Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of JetBlue (“JetBlue Merger Sub”) (for convenience purposes, throughout this Proxy Supplement, we sometimes refer to JetBlue as the party soliciting proxies in connection herewith), in connection with our solicitation of proxies to be used at the special meeting (the “Special Meeting”) of stockholders of Spirit Airlines, Inc., a Delaware corporation (“Spirit”), to be held virtually, via live webcast on the Internet at www.virtualshareholdermeeting.com/SAVE2022SM, on June 10, 2022 at 9:00 a.m. Eastern Time, and at any adjournments or postponements thereof. The Definitive Proxy Statement and BLUE proxy card were first mailed to Spirit stockholders on or about May 26, 2022.

This solicitation is being made by JetBlue and not by or on behalf of the board of directors of Spirit (the “Spirit Board”).

Except as amended, updated or supplemented by this Proxy Supplement, all information set forth in the Definitive Proxy Statement remains unchanged and should be considered in casting your vote by proxy in advance of the Special Meeting or in person at the Special Meeting. This Proxy Supplement should be read in conjunction with the Definitive Proxy Statement. To the extent that information in this Proxy Supplement differs from, conflicts with, or updates information contained in the Definitive Proxy Statement, the information in this Proxy Supplement is more current and shall prevail. Capitalized terms used herein, but not otherwise defined shall have the meanings set forth in the Definitive Proxy Statement.

This Proxy Supplement is dated June 6, 2022.

SUPPLEMENTAL AND AMENDED DISCLOSURES

The disclosures set forth in paragraphs two through four on page ii of the Definitive Proxy Statement are hereby amended and restated in their entirety to read as follows:

On May 16, 2022, JetBlue commenced a tender offer for all of the outstanding Shares pursuant to which Spirit stockholders will receive $30.00 per share, net to the seller in cash, without interest and less any required withholding taxes, in exchange for each Share they own. Such tender offer is being made pursuant to the Offer to Purchase (our “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute our “Offer”), which were included as exhibits to the Tender Offer Statement on Schedule TO filed by JetBlue and JetBlue Merger Sub with the SEC on May 16, 2022 (as amended, the “Schedule TO”). Our Offer represents a premium of: (i) 38% over the closing price of $21.73 for Shares on February 4, 2022, the last trading day prior to the announcement of the Proposed Frontier Transaction and (ii) 36% over the closing price of $21.99 for Shares on April 4, 2022, the last trading day prior to the announcement of our proposal to acquire all of the outstanding Shares for $33.00 per Share in cash. Given the Spirit Board’s unwillingness to share necessary diligence or negotiate in good faith with us, the price per Share in our Offer is less than the price that we have offered to the Spirit Board . If the Spirit Board decides to constructively engage with us, we will work towards a consensual transaction to acquire all of the outstanding Shares on the terms more fully discussed in the “Background of the Solicitation” below, subject to receiving the information to support the higher price. Our Offer to Purchase describes our Offer more particularly, including conditions of our Offer. See Section 1—“Terms of our Offer” and Section 14 —“Conditions of our Offer” of our Offer to Purchase. The expiration date of our Offer is June 30, 2022, unless extended (the “Expiration Date”)

WE ARE DISTRIBUTING THIS PROXY STATEMENT IN ORDER TO URGE SPIRIT STOCKHOLDERS TO VOTE “AGAINST” EACH OF THE SPECIAL MEETING PROPOSALS BECAUSE WE BELIEVE THE PROPOSED FRONTIER TRANSACTION IS NOT THE BEST OPTION AVAILABLE TO THE SPIRIT STOCKHOLDERS. WE BELIEVE THAT THE CONSIDERATION TO BE PAID IN THE PROPOSED FRONTIER TRANSACTION IS INADEQUATE RELATIVE TO OUR OFFER. AS SUCH, WE BELIEVE OUR OFFER IS A SUPERIOR ALTERNATIVE.

WE ARE SOLICITING PROXIES FROM SPIRIT STOCKHOLDERS TO VOTE “AGAINST” EACH OF THE SPECIAL MEETING PROPOSALS. WE BELIEVE OUR $30.00 PER SHARE ALL-CASH OFFER IS A SUPERIOR ALTERNATIVE FOR SPIRIT STOCKHOLDERS BECAUSE, AMONG OTHER THINGS, IT PROVIDES SUPERIOR AND MORE CERTAIN FINANCIAL VALUE THAN THE PROPOSED FRONTIER TRANSACTION BECAUSE IT IS ALL CASH AND, DUE TO THE DIVESTITURE COMMITMENTS AND REVERSE BREAK-UP FEE THAT WE HAVE OFFERED TO THE SPIRIT BOARD, MORE REGULATORY PROTECTIONS THAN OFFERED BY THE PROPOSED FRONTIER TRANSACTION. IF YOU WANT TO PRESERVE YOUR OPPORTUNITY TO ACCEPT OUR SUPERIOR OFFER, VOTE “AGAINST” EACH OF THE SPECIAL MEETING PROPOSALS BY SIGNING, DATING AND RETURNING THE BLUE PROXY CARD TODAY OR VOTING BY INTERNET OR TELEPHONE. A VOTE “AGAINST” THE FRONTIER MERGER PROPOSAL WILL NOT OBLIGATE YOU TO VOTE YOUR SHARES IN FAVOR OF ANY DEFINITIVE AGREEMENT PROVIDING FOR OUR OFFER.

The disclosure under the question heading “1. Why should I vote against the Frontier Merger Proposal?” beginning on page 1 of the Definitive Proxy Statement is hereby amended and supplemented as follows:

1.	the section is hereby amended and supplemented by amending and restating in its entirety the third to last paragraph of the section as follows:

The Spirit Board has refused to meaningfully engage with JetBlue regarding the proposals made by JetBlue (which are described in detail under “Background of the Solicitation” below) despite the terms of the Frontier Merger Agreement which permit Spirit to engage in such discussions if the Spirit Board concludes that the transaction with JetBlue could reasonably be expected to result in a superior proposal. As described above, our Offer is clearly financially superior. The Spirit Board nevertheless has refused to meaningfully engage in discussions with JetBlue because it claims, without merit, that a JetBlue-Spirit transaction is not “reasonably capable of being consummated” due to antitrust risk. As discussed in “Background of the Solicitation” below, we proposed a contractual divestiture obligation with an express covenant to litigate and to divest assets of JetBlue and Spirit up to a material adverse effect on Spirit, with a limited carve-out to this divestiture obligation for actions that would represent a “Burdensome Condition” under JetBlue’s Northeast Alliance, a commitment that we believe is sufficient to address any concerns the applicable regulatory authorities may have with our proposed acquisition of Spirit. Furthermore, we proposed to proactively offer to divest any assets of Spirit located in New York and Boston, designed to address the Spirit Board’s concern regarding our Northeast Alliance. In addition to our agreement to pay to Frontier the $94.2 million break-up fee set forth in the Frontier Merger Agreement, as more fully discussed in “Background of the Solicitation” below, JetBlue has also offered to pay a $350 million “reverse break-up fee” to Spirit in the event the proposed combination failed due to antitrust reasons, an unprecedented feature in airline industry mergers, demonstrating our confidence in our ability to obtain the required antitrust approvals and further increasing the certainty of closing. In spite of these efforts, the Spirit Board has continued to refuse to meaningfully engage with us in discussions.

The disclosures under the heading “Background of the Solicitation” beginning on page 3 of the Definitive Proxy Statement are hereby amended and supplemented as follows:

1.	the section is hereby amended and supplemented by adding the following paragraphs at the end:

On June 2, 2022, Frontier and Spirit announced an amendment to the Frontier Merger Agreement.

On June 6, 2022, JetBlue sent the following letter to the Spirit Board:

Subject to Contract

Board of Directors

Spirit Airlines, Inc.

2800 Executive Way

Miramar, FL 33025

June 6, 2022

Dear Board of Directors:

On behalf of JetBlue Airways Corporation (“JetBlue”), we are submitting a further update to our previous proposals, dated March 29, 2022, and April 29, 2022, to acquire all of the outstanding common stock of Spirit Airlines, Inc. (“Spirit” and this letter, our “Improved Proposal”).

We remain fully committed to acquiring Spirit. After listening to your stockholders and reaffirming with our Board the significant benefits to all stakeholders of combining JetBlue and Spirit, we are pleased to submit this Improved Proposal, which we believe Spirit stockholders will welcome. We urge you to consider our Improved Proposal, which you are permitted to do under the Frontier Agreement1 and are required to do in the exercise of your fiduciary duties, and negotiate with us in good faith to reach a consensual transaction.

Terms of Improved Proposal

Our Improved Proposal offers Spirit stockholders:

•	An enhanced reverse break-up fee of $350 million, or $3.20 per Spirit share[2], payable to Spirit in the unlikely event the transaction is not consummated for antitrust reasons, representing:

•	An increase of $150 million, or $1.37 per Spirit share, to the reverse break-up fee JetBlue previously offered to pay; and

•	Approximately 15% of Spirit’s unaffected share price[3], and approximately 78% of the original premium offered by Frontier[4].

•

A prepayment of a portion of the reverse break-up fee in the amount of $1.50 per share in cash, payable to Spirit stockholders promptly following the Spirit stockholder vote approving the combination between Spirit and JetBlue.

•

The prepayment would be structured as a cash dividend[5] to Spirit stockholders of $1.50 per share (approximately $164 million), representing a portion of our revised $3.20 per share reverse break-up fee, fully-funded by JetBlue to Spirit, that would not be reimbursable if the transaction is terminated for antitrust reasons.

•

In the unlikely event the reverse break-up fee is payable, the upfront special dividend would reduce the amount to be paid to Spirit at the time of the termination of the merger agreement to approximately $186 million ($1.70 per share).

•

In a negotiated transaction Spirit stockholders would receive total aggregate consideration of $31.50 per share in cash, comprised of $30 per share in cash at the closing of the transaction and the prepayment of $1.50 per share in cash of the reverse break-up fee

[1]	The Agreement and Plan of Merger, dated as of February 5, 2022, as amended (the “Frontier Agreement”), among Top Gun Acquisition Corp., Frontier Group Holdings Inc. (“Frontier”) and Spirit.
[2]	Assumes fully diluted shares outstanding of approximately 109.5 million per Spirit’s Management.
[3]	Represents percentage of Spirit’s $21.73 closing share price as of February 4, 2022.
[4]	Represents percentage of the $4.10 premium between the $25.83 implied value of Frontier transaction and Spirit’s $21.73 closing share price as of February 4, 2022.
[5]	Subject to any CARES Act limitations.

When compared to the inferior Frontier transaction, our Improved Proposal offers:

•

More value and more certainty for Spirit stockholders with our all-cash offer. JetBlue offers Spirit stockholders aggregate consideration of $31.50 per share in cash, representing a 51% premium to the value of the Frontier transaction as of June 3, 2022[6], a 52% premium to Spirit’s latest closing price[7], and a 45% premium to Spirit’s unaffected share price[8].

•

More value upfront. Our $1.50 per share prepayment of a portion of the reverse break-up fee, payable promptly following Spirit stockholder approval of our transaction[9], allows Spirit stockholders to receive some cash sooner, irrespective of the ultimate outcome of the transaction.

•	More regulatory protections through our significant divestiture commitments and a $350 million reverse break-up fee, $100 million greater than the amount being offered by Frontier.

Combining JetBlue and Spirit would create a true national competitor to the dominant legacy carriers, delivering low fares and a great experience for more customers, more opportunities and good paying jobs for Crewmembers and Team Members, and more value for stockholders. The key features of our Improved Proposal – the up-front cash payment and increased reverse break-up fee – are not an illusion. This offer reflects the seriousness of our commitment and underscores our confidence in completing this transaction. Additionally, given the similar regulatory risks of the two transactions and the increased reverse break-up fee we are prepared to provide, we believe our Improved Proposal remains a Superior Proposal by any measure.

The amended terms of your merger agreement with Frontier are yet further evidence that your stockholders would have benefited had you engaged with us with in good faith at the outset. Clearly, Frontier only agreed to provide a reverse break-up fee and divestiture commitments because it was clear that your stockholders were going to vote down the inferior Frontier transaction. The addition of a reverse break-up fee one week before your stockholder vote is an acknowledgement that the regulatory profiles and likely timelines of both deals are in fact similar, something that both experts and many Spirit stockholders agree on by now.

Our Improved Proposal represents a compelling opportunity for your stockholders to receive a significant premium in cash, with greater value and certainty, and a higher reverse break-up fee than the inferior transaction with Frontier.

Accepting our Improved Proposal is in the best interests of your stockholders, and we urge you to immediately engage with us in good faith to finalize definitive documentation with JetBlue reflecting the terms of our Improved Proposal.

We look forward to hearing from you soon.

Sincerely,

/s/ Robin Hayes

Chief Executive Officer

[6]	Represents premium over $20.89 implied value of Frontier transaction as of June 3, 2022.
[7]	Represents premium over Spirit’s $20.74 closing share price on June 3, 2022.
[8]	Represents premium over Spirit’s $21.73 closing share price on February 4, 2022.
[9]	Subject to any CARES Act limitations.

The disclosures under the heading “Certain Information Regarding the Proposed Frontier Merger” beginning on page 17 of the Definitive Proxy Statement are hereby amended and supplemented as follows:

1.	the section is hereby amended and supplemented by adding the following paragraph before the last paragraph of the section:

Amendment 1 to the Frontier Merger Agreement

According to the Current Report on Form 8-K filed by Spirit with the SEC on June 3, 2022, on June 2, 2022, Frontier, Spirit and Frontier Merger Sub entered into an amendment to the Frontier Merger Agreement (the “Amendment”) to include a reverse termination fee of $250,000,000, payable by Frontier to Spirit in the event that the Frontier Merger Agreement is terminated due to either (i) a governmental authority issuing an order or taking any other action permanently enjoining or otherwise prohibiting the Proposed Frontier Merger under U.S. federal competition laws or (ii) the Proposed Frontier Merger having not occurred by the Outside Date solely to the extent that the closing condition requiring the waiting period applicable to the consummation of the Proposed Frontier Merger under the HSR Act to have expired or been terminated has not been satisfied at a time when all other closing conditions to Frontier’s obligations to consummate the Proposed Frontier Merger have been satisfied (or are capable of being satisfied if the closing were to occur on such date of termination).

The Amendment also amends certain provisions of the Frontier Merger Agreement relating to efforts to obtain regulatory approval of the Proposed Frontier Merger, including to provide that Frontier and Spirit, in connection with the receipt of any necessary approval of a governmental authority (including under the HSR Act), will be required to take any divestiture actions, including selling, holding separate or otherwise disposing of any assets of Frontier, Spirit or their respective subsidiaries, unless such action would or would reasonably be expected to result in a material adverse effect on Frontier and its subsidiaries (including Spirit) following the closing of the Proposed Frontier Merger when measured on a scale relative to Spirit.

The foregoing description of the Amendment is qualified in its entirety by reference to the full text of the Amendment which is included as Exhibit 2.1 to the Current Report on the Form 8-K filed by Spirit with the SEC on June 3, 2022.

2.	the last paragraph of the section is hereby amended and restated in its entirety to read as follows:

WE ARE SOLICITING PROXIES FROM SPIRIT STOCKHOLDERS TO VOTE “AGAINST” EACH OF THE SPECIAL MEETING PROPOSALS. WE BELIEVE OUR $30.00 PER SHARE ALL-CASH OFFER IS A SUPERIOR ALTERNATIVE FOR SPIRIT STOCKHOLDERS BECAUSE, AMONG OTHER THINGS, IT PROVIDES SUPERIOR AND MORE CERTAIN FINANCIAL VALUE THAN THE PROPOSED FRONTIER TRANSACTION AND, DUE TO THE DIVESTITURE COMMITMENTS AND REVERSE BREAK-UP FEE WE HAVE OFFERED TO THE SPIRIT BOARD, MORE REGULATORY PROTECTIONS THAN OFFERED BY THE PROPOSED FRONTIER TRANSACTION. IF YOU WANT TO PRESERVE YOUR OPPORTUNITY TO ACCEPT OUR SUPERIOR OFFER, VOTE “AGAINST” EACH OF THE SPECIAL MEETING PROPOSALS BY SIGNING, DATING AND RETURNING THE BLUE PROXY CARD TODAY OR VOTING BY INTERNET OR TELEPHONE. A VOTE “AGAINST” THE FRONTIER MERGER PROPOSAL WILL NOT OBLIGATE YOU TO VOTE YOUR SHARES IN FAVOR OF ANY DEFINITIVE AGREEMENT PROVIDING FOR OUR OFFER.

IMPORTANT

WE ARE SOLICITING PROXIES FROM SPIRIT STOCKHOLDERS TO VOTE “AGAINST” EACH OF THE SPECIAL MEETING PROPOSALS. WE BELIEVE OUR $30.00 PER SHARE ALL-CASH OFFER IS A SUPERIOR ALTERNATIVE FOR SPIRIT STOCKHOLDERS BECAUSE, AMONG OTHER THINGS, IT PROVIDES SUPERIOR AND MORE CERTAIN FINANCIAL VALUE THAN THE PROPOSED FRONTIER TRANSACTION BECAUSE IT IS ALL CASH AND, DUE TO THE DIVESTITURE COMMITMENTS AND REVERSE BREAK-UP FEE THAT WE HAVE OFFERED TO THE SPIRIT BOARD, GREATER CLOSING CERTAINTY THAN THAT OFFERED IN THE PROPOSED FRONTIER TRANSACTION. IF YOU WANT TO

PRESERVE YOUR OPPORTUNITY TO ACCEPT OUR SUPERIOR OFFER, VOTE “AGAINST” EACH OF THE SPECIAL MEETING PROPOSALS BY SIGNING, DATING AND RETURNING THE BLUE PROXY CARD TODAY OR VOTING BY INTERNET OR TELEPHONE. A VOTE “AGAINST” THE FRONTIER MERGER PROPOSAL WILL NOT OBLIGATE YOU TO VOTE YOUR SHARES IN FAVOR OF ANY DEFINITIVE AGREEMENT PROVIDING FOR OUR OFFER.

WE BELIEVE THAT A VOTE “AGAINST” EACH OF THE SPECIAL MEETING PROPOSALS WILL SEND A CLEAR MESSAGE TO THE SPIRIT BOARD THAT YOU FIRMLY BELIEVE OUR OFFER IS A SUPERIOR PROPOSAL, THAT YOU DO NOT WANT THE PROPOSED FRONTIER TRANSACTION TO BE COMPLETED, AND THAT THE SPIRIT BOARD SHOULD INSTEAD ENGAGE IN GOOD FAITH WITH US TO NEGOTIATE AND EXECUTE A DEFINITIVE AGREEMENT WITH RESPECT TO OUR OFFER. REJECTION OF THE FRONTIER MERGER PROPOSAL BY THE SPIRIT STOCKHOLDERS WILL ALSO ALLOW SPIRIT TO TERMINATE THE FRONTIER MERGER AGREEMENT AND COMMENCE NEGOTIATIONS WITH US ON A TRANSACTION THAT IS IN THE BEST INTEREST OF SPIRIT STOCKHOLDERS.

WHETHER OR NOT YOU INTEND TO ATTEND THE SPECIAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEW CLEAR TO THE SPIRIT BOARD BY VOTING TODAY “AGAINST” EACH OF THE SPECIAL MEETING PROPOSALS BY INTERNET OR TELEPHONE OR BY SIGNING, DATING AND RETURNING THE BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. NO POSTAGE IS NECESSARY IF YOUR PROXY CARD IS MAILED IN THE UNITED STATES. WE URGE YOU TO VOTE TODAY BY INTERNET OR TELEPHONE OR BY SIGNING, DATING AND RETURNING THE BLUE PROXY CARD.

WE ARE NOT ASKING YOU TO VOTE ON OUR OFFER AT THIS TIME. A VOTE “AGAINST” THE FRONTIER MERGER PROPOSAL WILL NOT OBLIGATE YOU TO VOTE YOUR SHARES IN FAVOR OF ANY DEFINITIVE AGREEMENT PROVIDING FOR OUR OFFER. HOWEVER, IF THE PROPOSED FRONTIER TRANSACTION IS APPROVED, YOU WILL LOSE THE OPPORTUNITY TO CONSIDER OUR SUPERIOR PROPOSAL AND OFFER.

EVEN IF YOU HAVE ALREADY SENT A PROXY CARD TO SPIRIT, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE PRIOR TO THE SPECIAL MEETING. ONLY YOUR LATEST-DATED PROXY COUNTS. WE URGE YOU TO PROMPTLY VOTE “AGAINST” EACH OF THE SPECIAL MEETING PROPOSALS, BY INTERNET OR TELEPHONE OR BY SIGNING, DATING AND RETURNING THE BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. NO POSTAGE IS NECESSARY IF YOUR PROXY CARD IS MAILED IN THE UNITED STATES.

WE URGE YOU TO SEND THE SPIRIT BOARD A CLEAR MESSAGE THAT THE TRANSACTION WITH FRONTIER FOR A LOWER PRICE THAN REFLECTED IN OUR OFFER AND THAT HAS LESS REGULATORY PROTECTION IS NOT A DESIRED OUTCOME, AND THAT THE SPIRIT BOARD SHOULD TAKE ALL NECESSARY STEPS TO MAXIMIZE STOCKHOLDER VALUE AND ENGAGE IN GOOD FAITH WITH US. VOTE “AGAINST” EACH OF THE SPECIAL MEETING PROPOSALS TODAY.

IF YOUR SHARES ARE HELD THROUGH A BROKER, A BANK OR OTHER NOMINEES IN “STREET NAME,” DELIVER THE BLUE VOTING INSTRUCTION FORM IN THE ENVELOPE PROVIDED OR CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT TO VOTE ON YOUR BEHALF AND TO ENSURE THAT A BLUE PROXY CARD IS SUBMITTED ON YOUR BEHALF. IF YOUR BROKER OR BANK OR CONTACT PERSON RESPONSIBLE FOR YOUR ACCOUNT PROVIDES FOR VOTING INSTRUCTIONS TO BE DELIVERED TO THEM BY INTERNET OR TELEPHONE, INSTRUCTIONS TO DO SO WILL BE INCLUDED ON THE BLUE VOTING INSTRUCTION FORM.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

IMPORTANT VOTING INFORMATION

1. If your Shares are held in your own name, please sign, date and return the BLUE proxy card in the postage-paid envelope provided.

2. If your Shares are held in “street name,” only your broker, bank or other nominee can vote your Shares and only upon receipt of your specific instructions. If your Shares are held in “street name,” return the BLUE proxy card in the envelope provided, or contact the person responsible for your account to vote on your behalf and to ensure that a BLUE proxy card is submitted on your behalf.

3. Do not sign or return any proxy card you may receive from Spirit. If you have already submitted a proxy card, it is not too late to change your vote—simply sign, date and return the BLUE proxy card. Only your latest dated proxy will be counted.

4. Only the Spirit stockholders of record as of the close of business on the Record Date (May 6, 2022) are entitled to vote at the Special Meeting. We urge each stockholder to ensure that the holder of record of his or her Share(s) signs, dates, and returns the BLUE proxy card as soon as possible.

If you have any questions or require any assistance in voting your Shares, please contact:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders May Call Toll Free: (877) 750-0537

Banks and Brokers May Call Collect: (212) 750-5833

THIS PROXY IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF SPIRIT. JETBLUE AND JETBLUE MERGER SUB HAVE FILED WITH THE SEC THE SCHEDULE TO CONTAINING OUR OFFER TO PURCHASE, FORM OF LETTER OF TRANSMITTAL AND OTHER DOCUMENTS RELATING TO OUR OFFER. THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT OUR OFFER, AND THE SPIRIT STOCKHOLDERS ARE URGED TO READ THEM. JETBLUE AND JETBLUE MERGER SUB WILL PREPARE AND FILE WITH THE SEC A DEFINITIVE PROXY STATEMENT REGARDING THE PROPOSED FRONTIER MERGER AGREEMENT AND OTHER RELATED MATTERS AND MAY FILE OTHER PROXY SOLICITATION MATERIAL IN CONNECTION THEREWITH. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND ANY OTHER PROXY SOLICITATION MATERIAL WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. EACH SUCH PROXY STATEMENT WILL BE FILED WITH THE SEC. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF ANY DOCUMENTS FILED BY JETBLUE WITH THE SEC AT THE SEC’S WEBSITE (WWW.SEC.COM) OR BY DIRECTING SUCH REQUESTS TO INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR OUR OFFER, AT (877) 750-0537 (TOLL FREE FOR STOCKHOLDERS) OR (212) 750-5833 (COLLECT FOR BANKS AND BROKERS).